AMERICAN PUBLIC EDUCATION, INC.
111 W. Congress Street
Charles Town, West Virginia 25414
November 6, 2007
BY EDGAR AND FACSIMILE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Division of Corporation Finance

Re:	American Public Education, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-145185 Request for Acceleration of Effective Date
Dear Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement to 3:30 p.m. Eastern time on November 8, 2007, or as soon thereafter as practicable.
In making this request, we acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
AMERICAN PUBLIC EDUCATION, INC.
/s/ HARRY T. WILKINS

Harry T. Wilkins
Executive Vice President and Chief Financial Officer